UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Prenetics Global Limited (the “Company”) hereby announces that a member of the Company’s Board of Directors (“Board”), Mr. Kong Yiu (Andy) Cheung, has resigned from his position as director of the Company, effective February 16, 2026.

Mr. Cheung’s decision to step down follows the Company’s strategic shift to focus its resources and management attention entirely on the continued global expansion and scaling of its flagship health and longevity brand, IM8. As part of this renewed focus, the Company has discontinued any future purchases of Bitcoin or other cryptocurrencies, effective December 4, 2025.

The decision did not arise or result from any disagreement between Mr. Cheung and the Company. The Company extends its sincere gratitude to Mr. Cheung for his valuable contributions and leadership during his tenure.

On February 17, 2026, the Company issued a press release announcing the appointment of Dr. Darshan Shah to its Board as an independent director, effective February 16, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K (this "Report").

INCORPORATION BY REFERENCE

This Report, along with Exhibit 99.1, is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-274762, 333-276538 and 333-288824) and Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated February 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: February 17, 2026